CGS-CIMB SECURITIES (USA), INC.

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2020

CGS-CIMB Securities (USA), INC.
Index



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
CGS-CIMB Securities (USA), Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CGS-CIMB Securities (USA), Inc. as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of CGS-CIMB Securities (USA), Inc. as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of CGS-CIMB Securities (USA), Inc.'s management. Our responsibility is to express an opinion on CGS-CIMB Securities (USA), Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to CGS-CIMB Securities (USA), Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as CGS-CIMB Securities (USA), Inc.'s auditor since 2019.
Livingston, New Jersey
February 26, 2021

CGS-CIMB Securities (USA), INC.
Statement of Financial Condition
As of December 31, 2020

Assets

Cash and cash equivalents	$	1,815,258
Receivable from broker, including $200,000 clearing deposit		1,383,214
Commissions receivable, affiliates		309,878
Property and equipment, net		49,878
Prepaid expenses and other assets		312,012
Right of use asset		508,802
Trade receivable		40,333
Total	$	4,419,375

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses	105,726
Due to affiliates	1,647,507
Lease liability	545,063
Payable to customer	40,333
Total	2,338,629

Liabilities subordinated to claims of general creditors	1,700,000

Stockholder's Equity

Preferred stock, $1 par value, 100,000 shares authorized; none issued and outstanding	-
Common stock, $1 par value, 5,000,000 shares authorized; 4,560,000 shares issued and outstanding	4,560,000
Additional paid-in capital	11,584,265
Accumulated deficit	(15,763,519)
Total stockholder's equity	380,746
Total Liabilities and Stockholder's Equity	$ 4,419,375

The accompanying notes are an integral part of the statement of financial condition.

1.   **Nature of business and summary of significant accounting policies**

Nature of Business

CGS-CIMB Securities (USA), Inc. (the "Company") was formed in Delaware on March 28, 1996 to become a registered broker-dealer in the United States ("U.S."). In May 2007, the Company received approval to become a broker-dealer and as such is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). In addition, the Parent changed its name to CGS-CIMB Securities International Pte. Ltd. The Company is a wholly-owned subsidiary of CGS-CIMB Securities International Pte. Ltd. (the "Parent"). The Company operations consist primarily of engaging in institutional brokerage that is in the business of affecting U.S. institutions in Asian regional equity markets.

The Company solicits and accepts orders from its customers for the purchase and sale of foreign securities, primarily Southeast Asian securities, with such transitions being executed by the affiliates. The clearance and settlement of the trades occur through a direct transfer of funds and securities between the Company's customers and the affiliate's clearing broker. Accordingly, the Company is exempt from registration for foreign broker-dealers transacting foreign securities in the U.S. with U.S. customers pursuant to the provisions of Rule 15a-6(a)(3).

Management has been assured by its Parent that they will continue to provide financial support for the continuing operations of the Company through February 28, 2021 as per parent support letter to enable it to meet net capital requirements and financial obligations.

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

This financial statement was approved by management through the date of the financial statement.

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Company provides for depreciation as follows:

Asset	Useful Life	Estimated Principal Method
Furniture and fixtures	7 years	Straight-line
Computers	3 years	Straight-line

1. **Nature of business and summary of significant accounting policies (continued)**

    Leases

    The Company determines if an arrangement is a lease at inception of the arrangement. To the extent that we determine an arrangement represents a lease, we classify that lease as either a right-of-use ("ROU") lease or a finance lease. The Company capitalizes ROU leases on its balance sheets through a right-of-use asset and a corresponding right-of-use lease liability. ROU assets represent our right to use an underlying asset for the lease term and ROU lease liabilities represent our obligation to make lease payments arising from the lease.

    ROU assets and liabilities are recognized at the commencement date of an arrangement based on the present value of lease payments over the lease term. Lease expense for ROU lease payments is recognized on a straight-line basis over the lease term. The Company adopted this standard on January 1, 2019.

    The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight-line basis over the lease term.

    Income Taxes

    The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

    The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

    In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more-likely-than-not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously taken could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2016.

1. **Nature of business and summary of significant accounting policies (continued)**

   Income Taxes (continued)

   Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next 12 months. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. Management is unaware of any uncertain tax positions.

   Use of Estimates

   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements during the reporting period. Actual results could differ from those estimates.

   Foreign Currency Translation

   The Company's reporting currency is the U.S. dollar. Although the Company maintains a cash account with a foreign bank, its expenditures to date have been and are expected to continue to be denominated in U.S. dollars. Accordingly, the Company has designated its functional currency as the U.S. dollar.

   Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the year-end exchange rates.

   Commissions Receivable, Affiliates

   The Company carries its commissions receivable net of an allowance for doubtful accounts. On a periodic basis, the Company evaluates its commissions receivable and establishes an allowance for doubtful accounts, if necessary, based on a history of past bad debts and collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis. For the year ended December 31, 2020, there were no commission receivables written off. There are no allowances at the end of the year.

   Adoption of New Accounting Standards

   In June 2016, the FASB issued *ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326)*. The ASU introduces a new credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU.

   The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current GAAP, which generally require that a loss be incurred before it is recognized.

   For financial assets measured at amortized cost (e.g., cash and cash equivalents and receivables from clients), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

1. **Nature of business and summary of significant accounting policies (continued)**

   Adoption of New Accounting Standards (continued)

   On January 1, 2020, the Company adopted Topic 326 using the modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in retained earnings.

2. **Property and equipment**

   Details of property and equipment at December 31, 2020 are as follows:

Furniture and fixtures	$	99,881
Computers		30,514
		130,395
Less accumulated depreciation		(80,517)
	$	49,878

3. **Liabilities subordinated to claims of general creditors**

   At December 31, 2020, the Company had a subordinated loan with its Parent which was in accordance with an agreement approved by FINRA. The subordinated loan in the amount of $1,700,000 was scheduled to mature on February 28, 2019. This subordinated loan was amended, after approval from FINRA, extending the maturity date to February 28, 2025. The subordinated loan bears interest at 4.5% per annum Interest payable of approximately $78,000 is included in due to affiliates as of December 31, 2020. Approximately $310,000 of accrued interest payable was converted to equity during the year ended December 31, 2020.

4. **Net capital requirement**

   As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1. Rule 15c3-1 requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company's net capital was approximately $1,409,000 which was approximately $1,159,000 in excess of its minimum requirement of $250,000.

5. **Related party transactions**

   The Company enters into certain transactions and service arrangements with affiliates, some of which are subject to service level agreements. All of these affiliates, which include offshore broker dealers and banking institutions, are beneficially owned by the Parent. Some of these transactions are denominated in foreign currencies.

5. **Related party transactions (continued)**

Commissions Receivable, Affiliates

The Company introduces most of its securities transactions to various related parties who act as clearing brokers in the designated markets. As part of the commissions receivable balance, affiliates represents commissions of approximately $310,000 due to the Company as a result of these transactions.

Due to Affiliates

The Company has amounts of approximately $871,000 due to its affiliates related to the transfer pricing update. Approximately $777,000 is due to its affiliates for other arrangements as of December 31, 2020, which includes accrued interest of approximately $78,000.

Receivable from broker

The Company clears securities transactions through related parties and has a clearing agreement with Goldman Sachs Execution and Clearing, L.P.

6. **Income taxes**

At December 31, 2020, the Company has federal net operating loss carryforward ("NOL") of approximately $5,687,000 incurred in tax years starting 2018 which will be carried forward indefinitely and approximately $9,026,000 of pre-2018 Federal NOL which will begin to expire in 2027. There is approximately $3,818,000 of pre-2015 New York State and New York City NOL which will expire in 2034 and approximately $11,000,000 of NOL for period after 2014 for various states and New York City which will begin to expire in 2035. The NOLs and other timing differences created a cumulative deferred tax asset of approximately $3,965,000 as of December 31, 2020. The Company recorded a valuation allowance of $3,965,000 due to the uncertainty of realizing the future tax benefit. The valuation allowance increased from $3,085,000 at December 31, 2019 to $3,965,000 at December 31, 2020.

7. **Concentrations of credit risk**

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

8. **Exemption from Rule 15c3-3**

The Company is exempt from SEC Rule 15c3-3 pursuant to exemptive provisions under sub-paragraph k(2)(i) and k(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

9. **Leases**

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus variable payments. The Company's office space lease require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Amounts reported in the statement of financial condition as of December 31, 2020 were as follows:

Operating lease ROU asset	$	508,802
Operating lease liability		545,063

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2020 are as follows:

Year Ending December 31,

2021		249,000
2022		252,000
2023		84,000
		585,000
Less: Imputed Interest		39,937
Total lease liability	$	545,063

10. **Risks and Uncertainties**

During 2020, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be affected. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

11. **Subsequent events**

The Company has evaluated subsequent events through February 26, 2021, which is the date this financial statement was issued. There are no subsequent events which require disclosure in the notes to the financial statement.